

October 15, 2010

By U.S. Mail and Facsimile to: (973) 740-5264

Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **Re: CIT Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-31369**

Dear Mr. Parker:

We have reviewed your response to our letter dated August 2, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements

Note 20 – Commitments, page 144

1.   We note your response to prior comment 12 from our letter dated August 2, 2010. We also note disclosures related to your DP Agreements on page 16 of your June 30, 2010 Form 10-Q. Please address the following:

a. Tell us in more detail how you determined a recorded liability at December 31, 2009 of only $7.8 million was appropriate given your maximum exposure under the agreements of $1.4 billion. In your response, specifically address how you consider both the risk related to the type of loans you provide protection on, and the credit risk of the customers involved.

b. Tell us what the recorded liability was as of December 31, 2008.

c. Tell us how often you have historically been required to purchase any receivables under these agreements, and, if so, the amount of the receivables purchased.

d. Revise future filings, beginning with your Form 10-Q for the period ended September 30, 2010, to disclose the maximum amount of outstanding DP Agreement exposure for each period presented.

e. If you elect not to disclose the recorded liability amount in your September 30, 2010 Form 10-Q due to immateriality, please tell us what the recorded liability balance was as of that date.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

2. We note your response to comment 13 in our letter dated August 2, 2010 and we reissue that comment. Please refer to Rule 12b-15 and refile the amended Form 10-K accordingly.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 1. Legal Proceedings, page 66

3. We note your response and revised disclosures to prior comment 2 from our letter dated August 2, 2010. In your response, you state that you continue to believe that the Court will ultimately approve a settlement and allude to the fact that you are aware of the terms of the settlement; however, you believe it is "premature" to disclose such information until final settlement has been reached. We do not believe that your conclusion is consistent with the guidance in paragraphs 3 and 4 of ASC 450-20-50, which requires disclosure of a loss contingency if there is at least a "reasonable possibility" that a loss may be incurred, and that such disclosure shall include both the nature of the contingency and "an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made." Your response appears to indicate that there is at least a "reasonable possibility" that a loss may be incurred, and that you have sufficient information to be able to provide an estimate of the possible loss or range of loss. As such, please address the following:

a.   Revise your disclosure in future filings to provide an estimate of the loss or a range of possible loss. For example, both your response letter and your disclosure on page 66 of your June 30, 2010 Form 10-Q appear to indicate that perhaps some portion, or perhaps all, of any settlement has already been reflected in your financial statements as a result of loan losses reserves taken prior to bankruptcy, and then through the application of fresh start accounting upon emergence of bankruptcy. If true, disclose this fact more explicitly. Further, discuss the estimate of any possible loss or range of loss that may be incurred in excess of the amount previously recognized through these two mechanisms.

b.   In future filings, clarify your disclosure related to the settlement with 37 SLX borrowers in Georgia to address whether the settlement losses have been accrued or accounted for in the one of the two mechanisms addressed in the prior bullet point.

c.   Revise future filings to provide additional disclosure related the loss, or range of possible loss, for the 80 class members who opted out of the proposed settlement. In this regard, we note in your response that you indicate that these loans have been recorded at a "de minimus" value as a result of the application of fresh start accounting. This fact should be disclosed in your filings, along with a estimate of any possible loss or range of loss that may be incurred in excess of this amount.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott T. Parker
CIT Group Inc.
October 15, 2010
Page 4

You may contact Brittany Ebbertt at (202) 551-3572 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor